# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENESIS ENERGY LP, CIK 0001022321
CUSIP: 371927104
Title of class of securities: Common Units
Address of issuer's principal executive offices: 811 Louisiana St, Suite 1200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001432354-23-000015
Filed by CIK 0001432354

## Reporting persons
- Global X Management CO LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 4,889,794; shared voting power 0; sole dispositive power 4,889,794; shared dispositive power 0; aggregate amount beneficially owned 4,889,794 (3.99% of the class)
  Comment: See Item 4 of this Filing

## Item 1. Issuer
Name of issuer: GENESIS ENERGY LP
Address of issuer's principal executive offices: 811 Louisiana St, Suite 1200, Houston, Texas, 77002

## Item 2. Person Filing
Name of person filing: (1) Global X Management Company LLC ("GXMC")
Address of principal business office or, if none, residence:
605 3rd Avenue, 43rd Floor
New York, NY 10158
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information in items 1 and 5 through 11 on the cover pages (p. 2 ) on Schedule 13G is hereby incorporated by reference.

GXMC is a registered investment adviser that furnishes investment advice to the Global X MLP ETF (the "Fund'), a separate series of Global X Funds, an investment company registered under Section 8 of the Investment Company Act of 1940. As a result of its role as investment adviser to the Fund, GXMC may be deemed to be the beneficial owner of common units of Genesis Energy, L.P. held by the Fund. However, GXMC does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Fund and disclaims any ownership associated with such rights.
Percent of class: 3.99%
Sole power to vote or to direct the vote: 4,889,794.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,889,794.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Global X MLP ETF, set forth in Item 4 above, has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its respective account. These common units were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Global X Management CO LLC: /s/ Ryan O'Connor, Ryan O'Connor, Chief Executive Officer (08/14/2025)